UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  SYBASE, INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    871130100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [_]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 18 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 2 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                      516,065
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     516,065
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           516,065

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           .05%

12       Type of Reporting Person (See Instructions)

                           PN

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 3 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                      2,037,225
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     2,037,225
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,037,225

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           2.06%

12       Type of Reporting Person (See Instructions)

                           PN

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 4 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                      779,515
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     779,515
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           779,515

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           .079%

12       Type of Reporting Person (See Instructions)

                           OO; IV

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 5 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                      230,096
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     230,096
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           230,096

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           .023%

12       Type of Reporting Person (See Instructions)

                           OO; IV

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 6 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                      1,009,611
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     1,009,611
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,009,611

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           1.02%

12       Type of Reporting Person (See Instructions)

                           OO; IA

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 7 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                      1,009,611
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     1,009,611
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,009,611

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           1.02%

12       Type of Reporting Person (See Instructions)

                           CO; IA

                                  SCHEDULE 13G

CUSIP No.  871130100                                          Page 8 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.   [_]
                                          b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                      3,800,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                     3,800,700
    With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,800,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [_]

11       Percent of Class Represented By Amount in Row (9)

                           3.85%

12       Type of Reporting Person (See Instructions)

                           IA

                                                              Page 9 of 18 Pages


Item 1(a)         Name of Issuer:

                  Sybase, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6475 Christie Avenue, Emeryville, CA  94608

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  iii) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  iv)      Winston   Partners,   II  LLC,  a  Delaware   limited
                           liability company ("Winston LLC");

                  v) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  iii) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  iv)      Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., Winston LDC, Winston LLC, and Chatterjee Charitable Foundation, a qualified charitable foundation ("CCF").

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

                                                             Page 10 of 18 Pages


                  Dr. Chatterjee may be deemed to have voting and dispositive power over the Shares held for the account of CCF.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  (i)      Winston L.P. is a Delaware limited partnership;

                  (ii)     CFM is a Delaware limited partnership;

                  (iii) Winston LDC is a Cayman Islands exempted limited duration company;

                  (iv)     Winston LLC is a Delaware limited liability company;

                  (v) Chatterjee Advisors is a Delaware limited liability company;

                  (vi)     Chatterjee Management is a Delaware corporation; and

                  (vii)    Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  871130100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                                             Page 11 of 18 Pages


                  (i) Winston L.P. may be deemed to be the beneficial owner of the 516,065 Shares held for its account.

                  (ii) CFM may be deemed to be the beneficial owner of the 2,037,225 Shares held for its account.

                  (iii) Winston LDC may be deemed the beneficial owner of the 779,515 Shares held for its account.

                  (iv) Winston LLC may be deemed the beneficial owner of the 230,096 Shares held for its account.

                  (v) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 1,009,611 Shares. This number consists of
(A) 779,515 Shares held for the account of Winston LDC and (B) 230,096 Shares held for the account of Winston LLC.

                  (v) Dr. Chatterjee may be deemed to be the beneficial owner of 3,800,700 Shares. This number consists of (A) 779,515 Shares held for the account of Winston LDC, (B) 230,096 Shares held for the account of Winston LLC, (C) 516,065 Shares held for the account of Winston L.P., (D) 2,037,225 Shares held for the account of CFM and (E) 237,799 Shares held for the account of CCF.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .05% of the total number of Shares outstanding.

                  (ii) The number of Shares of which CFM may be deemed to be the beneficial owner constitutes approximately 2.06% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately .079% of the total number of Shares outstanding.

                  (iv) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .023% of the total number of Shares outstanding.

                  (v) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 1.02% of the total number of Shares outstanding.

                  (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 3.85% of the total number of Shares outstanding

Item 4(c)         Number of shares as to which such person has:

Winston L.P.
------------
(i)      Sole power to vote or direct the vote:                          516,065

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of           516,065

(iv)     Shared power to dispose or to direct the disposition of               0

                                                             Page 12 of 18 Pages

CFM
----
(i)      Sole power to vote or direct the vote:                        2,037,225

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of         2,037,225

(iv)     Shared power to dispose or to direct the disposition of               0

Winston LDC
----------
(i)      Sole power to vote or direct the vote:                          779,515

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of           779,515

(iv)     Shared power to dispose or to direct the disposition of               0

Winston LLC
-----------
(i)      Sole power to vote or direct the vote:                          230,096

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of           230,096

(iv)     Shared power to dispose or to direct the disposition of               0

Chatterjee Advisors
-------------------
(i)      Sole power to vote or direct the vote:                        1,009,611

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of         1,009,611

(iv)     Shared power to dispose or to direct the disposition of               0

Chatterjee Management
---------------------
(i)      Sole power to vote or direct the vote:                        1,009,611

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of         1,009,611

(iv)     Shared power to dispose or to direct the disposition of               0

Dr. Chatterjee
--------------
(i)      Sole power to vote or direct the vote:                        3,800,700

(ii)     Shared power to vote or to direct the vote                            0

(iii)    Sole power to dispose or to direct the disposition of         3,800,700

(iv)     Shared power to dispose or to direct the disposition of               0

                                                             Page 13 of 18 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (ii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (iii) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston L.P. and Furzedown. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Furzedown. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. and Furzedown. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC, Winston LLC and Furzedown. Furzedown expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Winston LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 14 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2002               WINSTON PARTNERS, L.P.

                                       By:  Chatterjee Fund Management, L.P.,
                                            General Partner

                                       By:  Purnendu Chatterjee,
                                            General Partner


                                            By:   /s/ Vijay Chaudhry
                                                  ------------------------------
                                                  Vijay Chaudhry
                                                  Attorney-in-fact


Date: February 15, 2002                CHATTERJEE FUND MANAGEMENT, L.P.


                                       By:  Purnendu Chatterjee,
                                            General Partner


                                            By:  /s/ Vijay Chaudhry
                                                 -------------------------------
                                                  Vijay Chaudhry
                                                  Attorney-in-fact


Date: February 15, 2002                WINSTON PARTNERS II LDC


                                       By:   /s/ Vijay Chaudhry
                                            ------------------------------------
                                            Vijay Chaudhry
                                            Attorney-in-fact

                                                             Page 15 of 18 Pages


Date: February 15, 2002                WINSTON PARTNERS II LLC

                                       By:  Chatterjee Advisors LLC,
                                            Manager


                                       By:  Purnendu Chatterjee,
                                            Manager

                                            By:    /s/ Vijay Chaudhry
                                                  ------------------------------
                                                  Vijay Chaudhry
                                                  Attorney-in-fact


Date: February 15, 2002                CHATTERJEE ADVISORS LLC

                                       By:  Purnendu Chatterjee,
                                            Manager

                                            By:   /s/ Vijay Chaudhry
                                                  ------------------------------
                                                  Vijay Chaudhry
                                                  Attorney-in-fact


Date: February 15, 2002                CHATTERJEE MANAGEMENT COMPANY


                                       By:  /s/ Vijay Chaudhry
                                            ------------------------------------
                                            Vijay Chaudhry
                                            Chief Financial Officer


Date: February 15, 2002                PURNENDU CHATTERJEE


                                       By:  /s/ Vijay Chaudhry
                                            ------------------------------------
                                            Vijay Chaudhry
                                            Attorney-in -Fact

                                                             Page 16 of 18 Pages


                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A.       Power of Attorney, dated as of February 13, 2002,
         granted by Dr. Purnendu  Chatterjee in favor of
         Mr. Vijay Chaudhry.......................................         17

B.       Power of Attorney, dated as of February 15, 2002,
         granted by Winston Partners II LDC in favor of
         Mr. Vijay Chaudhry.......................................         18